United States securities and exchange commission logo





                              March 14, 2022

       Yftah Ben Yaackov
       Chief Executive Officer
       BYND Cannasoft Enterprises Inc.
       7000 Akko Road
       Kiryat Motzkin
       Israel

                                                        Re: BYND Cannasoft
Enterprises Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted February
23, 2022
                                                            CIK No. 0001888151

       Dear Mr. Ben Yaackov:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated February 10, 2022.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Risk Factors
       We are filing this registration statement on a voluntary basis ..., page
25

   1. We note your response to prior comment 4 regarding your ability to terminate your voluntary registration
under Section 12(g) of the Exchange Act. Please clarify that your ability to voluntarily
terminate the registration of your common stock is dependent on
                                                        SEC rules regarding the
location of your primary trading market, the trading volume of your shares in the
United States, the size and residency of your shareholders of record, the maintenance of a
listing on a foreign stock exchange prior to deregistration, and other factors. Refer to
Exchange Act Rule 12h-6. Further, please clarify if you deregister your
 Yftah Ben Yaackov
FirstName  LastNameYftah   Ben  Yaackov
BYND Cannasoft    Enterprises Inc.
Comapany
March      NameBYND Cannasoft Enterprises Inc.
       14, 2022
March2 14, 2022 Page 2
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FirstName LastName
         common stock, your shareholders may suffer from liquidity issues that may result in the decrease in value of such securities.
Executive Compensation, page 55

2. We note your response to prior comment 19 and it is still unclear what periods are measured in your summary compensation table. You list compensation for 2022 for your named executive officers and your response letter indicates that it represents the most recent fiscal year. However, we note that your most recently completed fiscal year is
         December 31, 2021. If you are voluntarily provided year-to-date actual compensation paid for 2022, please provide the specific periods measured. If you are providing the anticipated compensation for 2022, please remove these figures from the summary compensation table, as it should only include historical compensation earned by your named executive officers. You may provide 2022 compensation arrangements in disclosure outside of the summary compensation table.
3. We note your response to prior comment 20 regarding your anticipated employment arrangements with Messrs. Maram, Ben Yaackov and Tal and the removal of the expected amounts of compensation to be paid to them if certain funding amounts are raised. While you indicate that these are not formal agreements, please clarify if there is an understanding and expectation that you will pay these amounts to Messrs. Maram, Ben
         Yaackov and Tal under certain circumstances. If so, please disclose these amounts and describe under what circumstances the will be paid.
Financial Statements
Note 3 - Significant Accounting Policies
e. Significant estimates and assumptions
Revenue recognition, page F-19

4. We note from your revised disclosure made in response to comment 24 that significant judgment underlies your recognition of revenue. Please disclose those significant judgments made in applying IFRS 15 as required by paragraphs 110.b and 123 of
         IFRS 15.
5. Further your revised disclosure made in response to comment 24 indicates that you use input methods to measure progress toward measuring satisfaction of your performance obligations underlies your recognition of revenue. Please provide descriptions of those input methods as well as explanation why those methods used provide faithful depiction of the transfer of goods and services as required by paragraphs 124(a) of IFRS 15.
Note 3 - Acquisitions
Acquisition of B.Y.B.Y., page F-48

6. We have considered your response to comment 25. We note from pages 53, F-7 and F-
         48 that, on March 29, 2021, the former owners of B.Y.B.Y. Investment and Promotions
 Yftah Ben Yaackov
FirstName  LastNameYftah   Ben  Yaackov
BYND Cannasoft    Enterprises Inc.
Comapany
March      NameBYND Cannasoft Enterprises Inc.
       14, 2022
March3 14, 2022 Page 3
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FirstName LastName
         Ltd. (B.Y.B.Y.)(Cannasoft) obtained a majority (54.58%) ownership interest in and apparent control of BYND Israel via the Cannasoft Acquisition. Explain for us in
         reasonable detail how you applied the specific guidance of IFRS 10 and thereby determined that BYND Israel was the accounting acquirer in the Cannasoft Acquisition.
7. We further note from your response to comment 25 your determination that. B.Y.B.Y.
         (Cannasoft) did not, on March 29, 2021, constitute a business in accordance with IFRS 3.
         Tell us in this regard how B.Y.B.Y. came to hold accounts receivable and owed trade payables prior to the March 29, 2021 Cannasoft Acquisition. Citing applicable authoritative accounting literature, explain for us how you applied guidance of paragraphs
         3, B5 through B12 of IFRS 3 in your determination that B.Y.B.Y. was not a business.
8. We have considered your response to comment 26 and note that the fair value of intangible assets obtained through the Cannasoft Acquisition was based on the valuation report prepared by designated professional valuator Sequeira Partners. We further note that management is ultimately responsible for its accounting estimates and accounting practices. Tell us and disclose the methodologies employed and the underlying material assumptions used to determine the valuation of each material intangible asset acquired.
         Tell us how management determined how such methodologies and underlying assumptions were appropriate. Tell us and disclose B.Y.B.Y.'s (Cannasoft's) pre-
         Cannasoft Acquisition historical basis in its intangible assets.
9. We note from your risk factor disclosure on the bottom of page 14 that you have no assurance that you will be able to obtain all necessary licenses and certifications required to operate your cannabis business as contemplated. Neither do you have any guarantee that those licenses and certifications will be extended or renewed when required. Given such uncertainty and the early stage of B.Y.B.Y.'s (Cannasoft's)
         operations at the time of the Cannasoft Acquisition, tell us how you determined that the fair value of your initial licenses could be reliably estimated as required by paragraph 10 of IFRS 2.
General

10. We note your response to prior comment 13 and the filing of Exhibit 4.7, the license assignment agreement from Ms. Brzezinski to Cannasoft, and Exhibit 4.9, the primary growing license for medical cannabis. Exhibit 4.9 indicates that the primary license expires October 12, 2021. Please clarify whether this license was renewed and disclose the renewal procedures. If there is an updated license, please file the license as an exhibit. Further, we note that the license was entered into or renewed with October 12,
         2020 listed as the authorization grant date and Ms. Bzezinkski as the applicant name. The license indicates that authorization is non-transferable and advanced written approval is need for change in ownership or change in the controlling shareholders, managers or authorized signatories. Please clarify whether you have received such advanced written approvals given the assignment and subsequent change of control of Cannasoft. Please also clarify if a 5% change in ownership of you, as the parent company of Cannasoft,
 Yftah Ben Yaackov
BYND Cannasoft Enterprises Inc.
March 14, 2022
Page 4
      would result in requiring advanced written approvals from Israeli authorities. If there is uncertainty as to whether the assignment, the purchase of Cannasoft or your activities to go public on U.S. markets may impact your primary or any other future licenses, please clarify and address in a risk factor.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameYftah Ben Yaackov
                                                            Division of
Corporation Finance
Comapany NameBYND Cannasoft Enterprises Inc.
                                                            Office of
Technology
March 14, 2022 Page 4
cc:       Louis A. Brilleman, Esq.
FirstName LastName